

Mail Stop 4631

September 20, 2016

Via E-mail
Mr. Barry Niziolek
Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

      RE: **Trinseo S.A.**
             Form 10-K for the Year Ended December 31, 2015
             Filed March 11, 2016
             File No. 1-36473

Dear Mr. Niziolek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Other Important Performance Measures, page 76

1.   We note you present a non-GAAP financial measure titled Adjusted EBITDA excluding inventory revaluation, "in order to facilitate the comparability of results from period to period by adjusting cost of sales to reflect the cost of raw material during the period, which is often referred to as the replacement cost method of inventory valuation." Please more fully explain to us what this non-GAAP financial measure is meant to represent, why you believe it is useful, and how you calculate it. We note you believe this measure minimizes the impact of raw material purchase price volatility in evaluating your

performance; however, please explain to us when and how raw material purchase price volatility is reflected in your selling prices. We also note your calculation of this adjustment could differ from the replacement cost method under certain circumstances; please more fully explain to us how and why those circumstances could or have occurred. In addition, please tell us why you believe the presentation of this non-GAAP financial measure is appropriate under Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction